CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2010
Earnings from continuing operations	$39,089		$71,249		$137,191
Income taxes	19,236		31,731		34,312
Earnings from continuing operations before income taxes	$58,325		$102,980		$171,503
Fixed charges:
Interest, long-term debt	$18,163		$36,360		$69,496
Interest, other (including interest on short-term debt)	3,728		7,277		18,912
Amortization of debt expense, premium, net	572		1,141		1,830
Portion of rentals representative of an interest factor	106		218		473
Interest of capitalized lease	490		988		2,011
Total fixed charges	$23,059		$45,984		$92,722
Earnings from continuing operations before income taxes	$58,325		$102,980		$171,503
Plus: total fixed charges from above	23,059		45,984		92,722
Earnings from continuing operations before income taxes and fixed charges	$81,384		$148,964		$264,225
Ratio of earnings to fixed charges	3.53	x	3.24	x	2.85	x